PATRIOT TRANSPORTATION HOLDING, INC.
                      501 Riverside Ave., Ste 500
                      Jacksonville, Florida 32202

                             March 2, 2010

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

      Re:	Patriot Transportation Holding, Inc. (the "Company")
                Form 10-K for the Year Ended September 30, 2009
		Filed December 3, 2009
		Filer No. 000-17554

Dear Ms. Cvrkel:

      This letter responds to the staff's comment letter dated January 22, 2010 and received by the Company on February 17, 2020 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Annual Report on Form 10-K for the year ended September 30, 2009
----------------------------------------------------------------

Consolidated Statements of Income
---------------------------------

     1. We note the presentation of the measures "gross profit" in the Company's consolidated statements of income. Given the nature of the Company's business which consists primarily of providing transportation services and leasing of real estate, we believe that the Company should delete the presentation of the measure "gross profit" as well as the presentation of any related subtotal before deducting general and administrative expenses. Since the Company is not involved in the production of a product, we do not believe the use of this term is appropriate in the Company's circumstances. Your discussion of this measure in MD&A and in Note 10 should be similarly revised and your discussion of the results of the operations of your segments should be revised to include a discussion of the corporate selling general and administrative costs that have been allocated to each of your segments. Please make appropriate revisions to your financial statements and the related disclosures in your MD&A in future filings.

Company Response:

The Company's internal financial statements as reviewed by the Chief Operating Decision Maker and all other management recipients present gross profit and SG&A. The Company believes that the presentation of the measure "gross profit" provides meaningful disclosure to the readers of our financial statements and periodic reports for the following reasons:

     1. SEC guidance indicates gross profit presentation is required - Section 5-03 of Regulation S-X indicates that gross profit is required in summarized financial information and refers to Regulation S-K. Item 302 of Regulation S-K which defines "selected quarterly financial data" indicates that "Disclosure shall be made of net sales, gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered), income (loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income (loss), net income (loss) and net income (loss) attributable to the registrant, for each full quarter.."

     2. The reader of financials can better assess the leverage of revenue changes by presenting gross profit and SG&A separately due to the usually fixed nature of SG&A - The core components of SG&A including public company costs generally do not increase or decrease significantly with changes in revenues. As an example, the restatement for discontinued operations reduced fiscal 2008 revenues by $42 million or 24.5% but SG&A was only reduced by $0.6 million or 3.8%. As another example, in the first quarter of fiscal 2010 SG&A was $3 million which was equal to the average quarter in fiscal 2007 and the core amount in subsequent years. However this represented 11% of revenue in fiscal 2010 versus 8% in fiscal 2007 and 7% in fiscal 2008 including the discontinued operation revenues.

     3. The reader of the financials can better analyze results with a gross profit measure because it excludes unusual corporate SG&A items - Gross profit margin is typically 23-25% of revenues. SG&A expense over the past nine quarters has varied between 38-74% of gross profit. The reason for the large variance was primarily three quarters which included the effects of the previous CEO/CFO retirement accruals and the corporate aircraft impairment. Unusual SG&A items are typically not associated directly with or allocated to either segment. The current presentation makes it easy to identify the effect of and facilitates discussion of unusual items.

     4. The reader of the financials can evaluate the allocated and unallocated SG&A for financial analysis - Note 10 shows the allocation of SG&A to each segment and the unallocated amounts. The Company's segments operate independently and have minimal shared overhead except for public company "corporate costs". The unallocated SG&A is also unallocated in our internal financials as reviewed by the CODM. Unallocated corporate cost primarily includes the previous CEO/CFO retirement grants, corporate aircraft and stock compensation. The Company will disclose the allocation method of corporate SG&A and primary components of unallocated corporate SG&A in future filings.

     5. The Company's diverse and unrelated segments do not accommodate consolidated income statement presentation typical for the standalone
        trucking or real estate industries.   The presentation by segment of
        detail expenses as shown in the Company's MD&A cannot be consolidated at the detail level shown in MD&A due to the different components.

The Company will not present the measures gross profit in future filings.

Note 1.  Notes to Consolidated Statements-Accounting Policies Property,
-----------------------------------------------------------------------
Plant and Equipment
-------------------

      2. In your chairman's letter under "Real Estate Segment," it is noted that three of your recently completed buildings, two of which were completed in September 2008, and one in the spring of 2009 remained vacant with no clear prospect for occupancy in the coming year. We also note from the discussion in "Item 2. Properties" and from the discussion of your Real Estate segment operating properties that your property at 100-400 Interchange Boulevard in New Castle County, Delaware is currently only 8% leased and that Chrysler and General Motors plant closing have reduced the demand for space in this market. We also note from your discussion in the "Executive Overview" section of MD&A that gross profit from the leasing of developed buildings is expected to weaken from existing levels as three new buildings recently brought into service are contributing no revenue and expiring leases if renewed will entail rent concessions from the existing levels. We further note the discussion indicating that prospective tenants for vacant space are significantly fewer than in past years, competition for their contracts are more intense and rental rates continue to decline from existing levels.

         In light of these negative circumstances where no cash flows or very limited cash flows are expected from the three completely vacant and one substantially vacant real estate properties in the foreseeable future, supplementally advise us of when your most recent impairment analysis was completed with respect to each of these properties. As part of your response, please tell us the methods and significant assumptions that were used to evaluate the existence of potential impairments with respect to each of these properties and provide us with a summary of the results of your most recent impairment analysis. If an impairment analysis was not recently performed, please explain to us in detail the reasons why the negative circumstances outlined above did not trigger an impairment analysis pursuant to the guidance in ASC 360-10-35-21.

Company Response:

	The Company documented an impairment review of every asset group within the real estate segment on November 11, 2009. Based upon the indications of that review including current period and projected losses and decreases in market value six buildings (including all the buildings in your comment) and four vacant land parcels within our parks were identified for further review. The guidance in ASC 360-10-35-17 states:

An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use (see paragraph 360-10-35-33) or under development (see paragraph 360-10-35-34). An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

Detailed cash flow estimates were prepared for the remaining useful life of each of the identified properties based upon our recently completed business plan. The business plan considers anticipated delays in leasing, lower market rates, and any future capital expenditures. In all such cases the estimate of future cash flows exceeded the Company's carrying amount. The Company has no intent at this time of selling any of the properties. As a long-term investor in real estate the Company has not sold any developed properties since the developed property group began operations in 1989. For all ten properties studied in detail the undiscounted cash flows for the expected book life of the buildings (excluding any residual land value) was $253 million versus carrying amount of $38 million. Based upon this analysis the Company determined that none of the properties were impaired.

Even though the Company was not required to estimate current fair value of the properties based on the results of the undiscounted cash flow analysis, the Company estimated the current fair value of each property by discounting the estimated future cash flows at various interest rates. At a discount rate of 7.5% each property's fair value exceeded carrying amount. The Company's Disclosure Committee considered the possibility of events or circumstances that might indicate a need for an updated impairment review prior to filing of Form 10-Q for December 31, 2009.

     3. Also, assuming a satisfactory response to our comment above, please significantly expand your discussion of in the "Critical Accounting Policies" section of MD&A to explain in further detail the methods and significant assumptions the Company uses in preparing its impairment analysis with respect to its real estate properties. Your revised discussion should also explain in detail why the Company does not believe any impairment charges are currently required with respect to those properties which are currently unoccupied or only minimally occupied at the present time.

Company Response:

	The Company's Critical Accounting Policy on impairment review will be revised to add the underlined items:

The Company periodically reviews property and equipment and intangible assets for potential impairment whenever events or circumstances indicate
                                -----------------------------------------
the carrying amount of a long-lived asset may not be recoverable.  The
----------------------------------------------------------------------
review of real estate group assets consists of comparing cap rates on
---------------------------------------------------------------------
recent cash flows and market value estimates to the carrying values of
----------------------------------------------------------------------
each asset group.    If this review indicates the carrying value might
----------------------------------------------------------------------
exceed fair value then an estimate of future cash flows for the
---------------------------------------------------------------
remaining useful life of each property is prepared considering anticipated
--------------------------------------------------------------------------
vacancy, lease rates, and any future capital expenditures.  The review of
-------------------------------------------------------------------------
the transportation group assets consists of a review of future anticipated
--------------------------------------------------------------------------
results considering business prospects and asset utilization.  If the sum
-------------------------------------------------------------
of these future cash flows (undiscounted and without interest charges)
is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the asset. The Company's
                                                          -------------
estimated holding period for developed buildings with current vacancies
-----------------------------------------------------------------------
is long enough that the undiscounted cash flows exceed the carrying value
-------------------------------------------------------------------------
of the properties and thus no impairment loss is recorded.  If this
----------------------------------------------------------
review indicated that the carrying amount of the asset may not be recoverable, the Company would estimate the fair value of the assets, generally using an estimate of the discounted future cash flows
                                           ----------
expected with regards to the asset and its eventual disposition as the measure of fair value. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

     4. In your Press Release dated January 6, 2010, we note your disclosure indicating you were unsuccessful in renewing certain contracts with significant customers. We also note that the customers lost contributed approximately $10.0 million or approximately 11% of the transportation group's revenue in 2009. In light of this significant expected decrease in revenues in fiscal 2010, supplementally advise us and expand your future disclosure to discuss whether an updated impairment analysis will be performed pursuant to ASC 360-10-35 with respect to the long-lived assets associated with your transportation business. If not, please explain why. Your response and your future disclosure in MD&A should also be expanded to discuss the factors that resulted in a requirement to perform an updated impairment analysis and should also discuss the methods and significant assumptions used in the analysis as well as the results of your analysis.

Company Response:

	The Company's transportation group operating profit including allocated corporate expense exceeded $9 million in fiscal 2009 which was an increase of about $1 million annually compared to the prior two fiscal years. Return on capital employed exceeded 20% after income taxes in each of the last three years. Depreciation is about $6 million annually and replacement capital could be as much as $8 million annually depending on assumptions. Generally as long as the Company expects an operating profit in excess of anticipated replacement capital less depreciation then no impairment would be indicated. The loss of $10 million in revenue would be expected to result in no more than 30% or $3 million reduction in operating profit in the short term all else equal. The budgeted profit prior to the loss in revenue less the maximum estimated affect of the loss of business does not indicate any significant risk of impairment.

In addition the Company does not anticipate material losses from sales of excess equipment or the need to revise depreciation estimates. The Company does not believe that this loss of revenue is significant to the long-term value of the transportation group due to the Company's operating history and current expectations. The impairment analysis is performed on the transportation group in total as equipment is routinely moved from one location to another. The loss of revenue did not result in the closure of any locations. This loss of revenue is not considered a significant adverse change in the extent or manner of use of the long-lived assets for these reasons.

Based on the financial analysis performed, the Company determined that a formal impairment analysis was not required. The significant accounting policy as shown in the response to comment 3 was expanded to show factors and assumptions as reflected by the underlined items and will be included in future filings.

Note 10-Business Segments
-------------------------

     5. We note that your real estate segment includes a diverse portfolio of assets used for various purposes, including developed properties that are leased to third parties, land held for future development and construction aggregates properties. In light of this diversity, supplementally advise and expand your disclosure to indicate why you believe it is appropriate to aggregate the different types of real estate properties into one reportable segment. As part of your response, please explain in detail how your chief operating decision maker reviews the Company's financial results for purposes of making decisions about allocating resources and for purposes of assessing performance. Also, if you believe that you have multiple real estate operating segments, but that it is appropriate to aggregate them, please explain in detail how they meet the criteria required for aggregation outlines in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). As part of your response, please explain in detail why you believe the aggregated operations have similar economic characteristics and provide us with revenue and operating income information for each segment in support of your response. We may have further comment upon receipt of your response.

Company Response:

The Company believes the aggregation of the real estate reporting units is appropriate because it meets the criteria for aggregation. The Company further believes that the income statement presentation showing the real estate divisions aggregated allows the reader to more easily compare the two diverse segments presented, real estate and transportation.

The Company was formed in 1986 with the spin off from Florida Rock Industries, Inc. (FRI) of its mining and certain other operating properties and a trucking subsidiary. Most of the properties were subject to long term leases to FRI. The properties stretched from Washington D.C. to Miami. The properties include construction aggregate royalty sites, land leases for other purposes, a large office building, and parcels held for investment. This is the Royalties and Rent division which is a reporting unit. In 1989 the Company formed FRP Development Corp to acquire, construct, and lease office/warehouse buildings in the Baltimore/Northern Virginia/Washington area. This is the Developed Property Rentals division which is a reporting unit.
The results of the Royalties and Rent division include royalties from construction aggregates along with material office building rents, land rents and timber sales. The Company internal financials as reviewed by the CODM do not have any schedules showing the results for construction aggregate royalties separate from the other items in this division.

Each division has properties held for future development. In the case of the Royalties and Rent division it includes a parcel in Washington D.C. received in the spin off that is leased to FRI for a concrete plant but that will be developed eventually, a potential warehouse site in Florida, along with a few other parcels previously leased to FRI including one recently placed under contract for sale. In the case of the Developed Property Rentals division the property held for future development is parcels that are related to our horizontal development of office/warehouse parks. The company also has property held for future development in the form of a non-consolidated Joint Venture with FRI that is not part of the real estate segment. In general, the expenses related to the properties held for future development are not material to the Company as they consist primarily of real estate taxes some of which are capitalized due to the state of development activities. The Company's internal financial statements do no present totals of property held for future development by division or in aggregate. It is the Company's position that the properties held for future development do not compose a segment.

The Company's MD&A on the real estate segment was expanded in the Form 10-Q for the quarter ending December 31, 2009 to show more detail of each division's costs. This is in response to analyst's questions concerning cash flows by division. Operating costs as a percent of each division's revenues are shown in the table below. The cash operating expenses are very similar for each division. The primary difference in the gross profit by division is the depreciation/depletion. The depreciation/depletion expense is a function of the historic cost and holding period of the assets of each group rather than the economic differences of the divisions. The Company believes that the divisions have similar economic returns evaluated on fair value and the Company is exploring growth opportunities in both divisions. The reader can easily see the aggregated segment's individual division results as shown in the MD&A table below:


                              Three
                              Months
                              ended Dec
                              31
                              2009               2008
                              ---------------    -----------------

Royalties and rent            1,335   25%        1,635   28%
Developed property rentals    4,084   75%        4,227   72%
                              -----              -----

Total Revenue                 5,419   100%       5,862   100%

Mining and land rent expense            -
Property operating expenses     353    26%         458    28%
Depreciation/depletion           94     7%         111     7%
Management company indirect      57     4%          44     3%

Developed property expenses
Property operating expenses   1,100     27%        879     21%
Depreciation/depletion        1,206     30%      1,190     28%
Management company indirect     368      9%        495     12%

Cost of operations            3,178     59%      3,177     59%
                              -----              -----

Gross profit                  2,241     41%      2,685     50%



The real estate segment's personnel are based in Baltimore, all provide services for both divisions, and the segment has one chief operating decision maker (CODM). The CODM reviews the two division financial statements and assesses performance on that basis. The Company's real estate group consists of two reporting units aggregated for reporting practices.

The Company believes the aggregation of the real estate reporting units is appropriate because it meets the criteria for aggregation:

          * The nature of products and services is the same as the two reporting units are both in the business of leasing and developing real property.
          * The nature of the production process is the same as each division has property with active lease income and active projects which will result in the construction of buildings.
          * The customers are of a similar type and class.
          * The method of providing the service is the same, ownership of real estate.
          * Both reporting units operate under similar regulations.
          * The economic characteristics are similar excluding depreciation/depletion which is a reflection of historical cost due to the spin-off bases.

In future filings the Company will disclose the aggregation and discuss the reasons it is appropriate.

Note 13-Commitments
-------------------

     6. We note that you have entered into an agreement to sell the Windlass Run Residential Property for $25.2 M, subject to certain potential price adjustments resulting from the buyer's inspection and government approvals. You also indicate that the property is classified as held for investment at the balance sheet dates presented in your financial statements. Although, the sale of the property within one year is not probable, the reason appears to be the result of regulatory approvals that are beyond your control. Furthermore, as indicated in "Operating Properties," the purchaser has placed non-refundable deposits of $1M in escrow, and preliminary approval for the development as originally contemplated under the agreement's pricing contingencies has been received and the time for any appeals expired in July 2009. Based on these factors, it appears that these matters may represent exceptions to the one year requirement outlined ASC 360-10-45-9d which would require treatment of the property as "held for sale" pursuant to the guidance in ASC 360-10-45-11. Supplementally advise us and expand your disclosure to indicate what consideration was given to classifying this property as held for sale with the resultant measurement of the property at fair value less costs to sell, supplementally advise us if there has been any substantial decline in this property's fair value since you entered into the sale agreement. We may have further comment upon reviewing your response.

Company Response:

	The agreement to sell the Windlass Run Residential property was made in July 2008. The purchaser desired to delay closing until they had obtained a recorded subdivision plat. The preliminary approval for the development is a step toward that goal. Both parties knew at the time of agreement that it would be at least two years to complete the sale and the buyer did not wish to expend the funds to purchase the property until immediately before it could be placed in use. ASC360-10-45-11 indicates, in part:

An exception to the one-year requirement in paragraph 360-10-45-9(d) shall apply in the following situations in which such events or circumstances arise:

   a. If at the date an entity commits to a plan to sell a long-lived asset (disposal group) the entity reasonably expects that others (not a buyer) will impose conditions on the transfer of the asset (group) that will extend the period required to complete the sale and both of the following conditions are met:

        1. Actions necessary to respond to those conditions cannot be initiated until after a firm purchase commitment

        2.  A firm purchase commitment is probable within one year.

In this case the government is not preventing completion of the sale, the agreement was simply written to delay closing until the recorded subdivision plat was received. In any case the following conditions for the exception were not met because a firm purchase commitment was not required to seek government approval and no firm commitment was probable in one year as the buyer will not be required to complete the purchase if the recorded subdivision plat is not received. The other two exceptions detailed in ASC360-10-45-11 related to unexpected conditions and there have been no unexpected conditions. The property's current fair value may be less than the $25.2 million contractual sales price, however, the buyer is still expending its own funds to obtain the recorded subdivision plat and could walk away from the contract with a only a loss of the $1 million deposit and funds it has expended. Although this is an indication that the fair value has not declined substantially our carrying value is less than 25% of the sales price. No impairment is indicated because the fair value less costs to sell is more than the Company's carrying value of the property of $6 million. In addition as it is non-depreciable land the only difference in the current treatment versus held for sale treatment would be the balance sheet classification.

Note 16-Discontinued Operations
-------------------------------

     7. We note from the disclosure included in Note 16 that the buyer of SunBelt Transport, Inc., purchased all of SunBelt's tractors and trailers, leased SunBelt's terminal facilities in Jacksonville, Florida for 36 months at a rental of $5,000 per month and leased the terminal facilities in South Pittsburgh, Tennessee for 60 months at a rental of $5,000 per month with an option to purchase the Tennessee facilities at the end of the lease for payment of an additional $100,000. We also note that the South Pittsburgh lease was recorded as a sale under bargain purchase accounting. With regards to the South Pittsburgh lease, please explain in detail why you believe this lease should be accounted for as a sale under bargain purchase accounting. As past of your response, please explain in detail how your accounting for this lease complies with the guidance outlines in ASC 840-10-25 (paragraphs 26 and 27 of SFAS No. 13) as applicable.

Company Response:

	The lease includes a bargain purchase option because the purchase option for $100,000 is well below the expected fair value of the property and the exercise of the option appears to be reasonably assured. The property is very important to the lessee's business but in any case the total of the lease payments of $300,000 plus the $100,000 purchase option was significantly less than the Company's historical cost, carrying value of the property, or
expected fair value.   In addition the Company is responsible for property
taxes during the lease further enhancing the bargain lease. The lease transfers substantially all the benefits and risks incident to ownership to the lessor. As the collectibility of the payments is reasonably predictable and there are no important uncertainties as to costs to be incurred by the lessor then the lease should be accounted for as a direct financing lease. However, as the accounting was simpler and not materially different, the Company viewed this as a bargain sale in connection with the sale of the other SunBelt assets. The Company recorded a long-term receivable at the discounted present value of the future expected payments and a liability was established for the discounted liability for real estate taxes to be paid by the Company. The existing fixed assets were retired at a loss using the receivable less liabilities as proceeds. We believe this method of income recognition is appropriate because it is equivalent to the gross investment and unearned income treatment required for a direct financing lease. In addition the transaction is not material.

     8. Also, in light of the materiality of the loss from the sale of discontinued operations recognized during fiscal 2009, supplementally advise us and expand your disclosure to indicate how you calculated the loss from this transaction pursuant to ASC 205-20. As part of your response, please present your calculation of gain/loss in a table that indicated all items considered in your calculation, and including the note receivable. We may have further comment upon reviewing your response.

Company Response:

	The loss on the sale was $3,760,000 before taxes as disclosed in footnote 16. The Company will include a summary of the table below in future filings.

Carrying amount of assets disposed:
-----------------------------------
Petty cash				$        4,000
Inventory of parts and supplies		        88,000
Prepaid tires on equipment  		       643,000
Land                     		       103,000
Buildings				       459,000
Equipment				    24,022,000
Less accumulated depreciation	 	   (14,013,000)
					--------------
Net book value of assets disposed	    11,306,000

Plus liabilties assumed:
Change in control agreement		       283,000
Real estate taxes of bargain lease              61,000

Less proceeds from sale:
------------------------
Cash Payment Received	 		     1,000,000
Present value of promissory note	     6,565,000
Present value of bargain lease                 325,000
					---------------
Loss on sale before taxes		    $3,760,000

The present value of the note receivable and bargain lease were discounted at 7% which was determined to approximate fair value. The Company retains a lien on the titles of all equipment and the estimated fair value of such equipment is projected to exceed the promissory note balance until paid in full.

     9. In light of the materiality of the insurance liabilities associated with the SunBelt business remaining on your balance sheet at September 30, 2009 in relation to the Company's loss from discontinued operations for 2009, supplementally advise us and expand your disclosure in future filings to indicate whether there are any contingencies associated with the $3,204 of insurance liabilities. If there are uncertainties surrounding the amount that will ultimately be paid, please expand your disclosure to explain the nature of such contingencies. Refer to the guidance outlined in SAB Topic 5:Z, Question 2.

Company Response:

The Company retained the liability for risk insurance losses incurred prior to the sale of the SunBelt operations. The Company has reviewed relevant guidance from SAB Topic 5;Z, Question 2 and Statement 5 which indicates that if exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

The Company's relevant critical accounting policy is shown below:

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 to $500,000 and has third party coverage for amounts exceeding the retention up to the amount of the policy limits. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred and reported but not yet settled and for claims incurred but not reported. On at least an annual basis the Company obtains an independent actuarial analysis to assist in estimating the losses expected on such claims. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training.

Significant changes in assumptions or claims history could have a material impact on our operations.

As indicated in the critical accounting policy the Company obtained an independent actuarial analysis at least annually which is based upon actual claims history including open claims evaluated by outside claim adjusters. This report included all claims of the transportation group along with an estimate of the amount by subsidiary. The Company also performs a detailed analysis of the claims and actuarial report to determine it is reasonable before adjusting the liability. In all presented periods the Company's analysis indicated the actuarial estimate was reasonable. SunBelt's insurance liabilities at September 30 for each year presented was booked to our best estimate which was supported by independent actuarial analysis. In response to your comment, the Company will add the following sentence to future filings; "There is a reasonable possibility that the Company's estimate of this liability for the transportation group or discontinued operations may be understated or overstated but the possible range can not be estimated."

Schedule II Valuation and Qualifying Accounts
---------------------------------------------

     10. We note that insurance and loss expense declined substantially by $1,842,000 in the current year as indicated in MD&A and your chairman's letter. Furthermore, we note from your accounting policy disclosures included in Note 1 and in your discussion of Critical Accounting Policies that in order to calculate insurance accruals, you use historical and projected data. Given the decline in insurance and loss expense achieved in 2009 and the fact that the Chairman's letter indicates that the tank truck operations' management has developed a strong safety culture that will enable the Company to achieve an industry leading performance in this area in the future, supplementally advise us and expand your disclosure in future filings to indicate the reasons why accrued risk insurance accruals at September 30, 2009 remained at levels comparable to the previous year.

Company Response:

In future filings the Company will split the amount of accrued risk insurance showing in Schedule II between the continuing and discontinued operations as shown below. The insurance and loss expense decrease of $1,841,000 reflects continuing operation activity (Tank Lines) and includes the $1,176,000 decrease calculated from the schedule below, a $789,000 decrease in premiums & related expenses due to the lower miles and favorable loss experience in the recent results, a $387,000 decrease in losses not subject to contingent liability accounting
offset by $511,000 increase in health insurance.   The majority of
the decrease in the expense in the table below was due to a lower projected ultimate loss amount for accidents that occurred in fiscal 2009 but part of it was for favorable development of prior year estimates. The actual amount of the liability for continuing operations did not decrease as much as the expense because of the sharp decrease in payments. The Company will add the following sentence to its critical accounting policy on risk insurance in future filings; "The liability at any point in time depends upon the relative ages and amounts of the individual open claims."

                              ADDITIONS
                   BALANCE    CHARGED TO                  BALANCE
                   AT BEGIN.  COST AND                    AT END
                   OF YEAR    EXPENSES     PAYMENTS       OF YEAR
                              --------     --------       -------
Year Ended
September 30, 2009:
Accrued risk
 insurance         $8,215,064 $ 3,546,297  $ 3,464,304    $8,297,057
Tank Lines         $5,493,553 $ 1,069,706  $ 1,470,108    $5,093,151
SunBelt            $2,721,511 $ 2,476,591  $ 1,994,196    $3,203,906

Year Ended
September 30, 2008:
Accrued risk
 insurance         $7,611,683 $ 3,914,380  $ 3,310,999    $8,215,064
Tank Lines         $5,647,211 $ 2,246,019  $ 2,399,677    $5,493,553
SunBelt            $1,964,472 $ 1,668,361  $   911,322    $2,721,511

Year Ended
September 30, 2007:
Accrued risk
 insurance         $8,208,570 $ 2,319,782  $ 2,916,669    $7,611,683
Tank Lines         $6,146,750 $ 1,345,161  $ 1,844,700    $5,647,211
SunBelt            $2,061,820 $   974,621  $ 1,071,969    $1,964,472


Definitive Proxy Statement on Schedule 14A
------------------------------------------

Summary Compensation Table, page 20
-----------------------------------

     11. We note that you paid your named executive officers amounts pursuant to your MIC plan. Please disclose in detail how you determined the amounts awarded based on the performance targets set forth on page 16. Include any formula used, if applicable.

Company Response:

For fiscal 2009, Messrs. John Baker and deVilliers were eligible to earn bonuses of up to 100% of their respective base salaries. Messrs. Milton and Sandlin were eligible to earn bonuses of up to 60% of their respective base salaries. The performance objectives and threshold and target performance levels for these executives are described under the "Compensation Discussion and Analysis" section of the proxy statement.

For fiscal 2009, bonuses for these executive officers was tied to the achievement of specified objectives for Florida Rock & Tank Lines, Inc. ("FRTL"), SunBelt Transport, Inc. ("SunBelt"), and the Real Estate Group.

                          Percentage of Bonus Tied to Objectives of:
                          ------------------------------------------

Named Executive Officer  Bonus as    FRTL     SunBelt    Real Estate
                         % of Base                         Group
                          Salary

John D. Baker, Jr.
President and CEO          100%      30%         20%         50%

John D. Milton, Jr.
Executive VP and CFO        60%      30%         20%         50%

David H. deVilliers, Jr.
President of Real Estate
  Group                    100%       0%          0%        100%

Robert E. Sandlin
President of FRTL           60%     100%          0%          0%



With respect to FRTL and SunBelt, Messrs. Baker, Milton and Sandlin were eligible to receive a bonus for fiscal 2009 up to the percentages specified above if FRTL and SunBelt achieved targeted levels of after-tax return on capital employed ("ROCE"). The targeted after-tax ROCE levels were 19.8% for FRTL and 1.47% for SunBelt. A portion of the earned bonus was contingent on (i) the achievement of specific safety objectives measured by preventable accident frequency ratios, (ii) favorable employee relations, (iii) developing a long-term plan for the growth and development of FRTL, (iv) in the case of FRTL, achieving a specified preventable product contamination ratio, and
(v) in the case of SunBelt Transport, installing generators in trucks.

For 2009, real estate objectives consisted of weighted, targeted achievement levels in three broad areas, (1) operating properties (achievement of a targeted dollar amount of gross profit from the portfolio of developed buildings ($9,183,282) and achievement of an average occupancy rate of 95%), (2) special projects (completion of certain special projects), and (3) completion of certain pending development projects within budgeted levels.

For each year, the bonus for each officer was contingent on a determination that the internal control over financial reporting for the company (or their respective business unit) was effective for the applicable year.

For fiscal 2009, FRTL achieved the targeted level of ROCE and satisfied the other conditions to payment of the bonus, but SunBelt failed to achieve the targeted level of ROCE. The Compensation Committee determined that the Real Estate Group's objectives were 78.6% achieved for fiscal 2009. This was comprised of 23.6% for the gross profit from the portfolio of developed buildings, 50% from completion of the special projects, and 5% for completion of certain pending projects within budgeted levels.

Accordingly, the Company paid the following bonuses to the named executive officers for fiscal 2009:

Named Executive   Maximum    FRTL   SunBelt   Real Estate   Total Bonus
Officer            Bonus                         Group
---------------   -------    ----   -------   -----------   -----------
John D. Baker, Jr.
President and CEO $250,000  $75,000   $0      $98,281       $173,281

John D. Milton, Jr.
Executive VP and
  CFO             $ 99,000  $29,700   $0      $38,919        $68,619

David H. deVilliers, Jr.
President of Real
 Estate Group     $301,375     --     --     $236,956       $236,956

Robert E. Sandlin
President of FRTL $120,510  $120,510  --        --          $120,510



In future filings the Company will disclose the percent of bonus tied to the objectives of each segment for the CEO and CFO.


     The Company hereby acknowledges that:

        * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

     Please contact the undersigned if you have any additional comments or questions.


				Very truly yours,

				/s/ John D. Milton, Jr.
                                __________________________________
				John D. Milton, Jr.
                                Vice President and Chief Financial
                                Officer